Exhibit 99.3

First quarter 2023

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CEO’s commentS

May 22, 2023

Seven banks in Turkey and Bangladesh have in 2023 announced biometric payment card programs with IDEX. This is accelerating the trend from 2022 when the inflection point in the biometric payment card market was reached when banks launched nine new biometric payment card programs using IDEX Biometrics’ technology platform. There is a strong pipeline of banks and issuers worldwide demanding cards from card manufacturers. The interest is particularly strong in Europe and the Middle East. We see market readiness and bank card launches coming in countries such as India, Bangladesh, and Korea.

IDEX Biometrics card manufacturing partners are launching biometric payment card solutions at scale to their portfolios of banks and issuers. The commercial success of these card manufacturers, who have selected the IDEX Biometrics sensor solution over competitor solutions, will continue to manifest in the coming months.

IDEX TrustedBio sensor passed Mastercard’s Fingerprint Test Assessment Summary (FTAS). FTAS is a significant milestone in a comprehensive certification process which ensures biometric performance, latency, and security specifications are met. IDEX Biometrics sensor is a core element of the IDEX Biometrics complete payment card solution, which also includes Infineon’s SLC38 secure element and IDEX Biometrics proprietary card operating system. The complete Mastercard certification is expected to be obtained in the second quarter of 2023.

A clear confirmation of market ramp-up is the volume production order of one million units placed by Linxens with Infineon Technologies latest secure element SLC38, including the IDEX card operating system software, which will be assembled into custom EMV modules for the IDEX complete biometric payment card solution.

The twelve design wins with card manufacturers obtained by end of 2022 gives IDEX an extensive coverage with global and regional card manufacturers ready to launch on the IDEX solution. The twelve card manufacturers are well into commercialization and will be obtaining individual LOAs.

In May, IDEX Biometrics announced a partnership with ST Microelectronics to bring a truly differentiated solution to market and meet the banks demand for an IDEX and STMicroelectronics solution. The partnership will combine IDEX Biometrics biometric

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system with the ST’s latest Secure Element ST31N600, integrated with its operating system and payment applets.

IDEX Biometrics solutions are being requested from new customers in digital authentication and identity access solutions, particularly in South-East Asia and Europe. A significant production order for biometric sensor modules was placed by PONE Biometrics, an innovator in secure and scalable digital authentication solutions. PONE Biometrics FIDO2 certified smart device, OFFPAD, will include fingerprint sensor technology from IDEX Biometrics. The product will bring higher-performance authentication solutions to the market, optimized for logical access, and targeting highly sensitive security applications across enterprises, public sectors, defence sectors, and healthcare establishments.

This follows the announcement earlier in the quarter that Sentry Enterprises selected Infineon Technologies’ latest generation secure element SLC38 together with IDEX Biometrics sensor technology for its next generation biometric identity platform, SentryCard and its Sentinel biometric cold storage crypto wallet.

The digital identity verification market is set to rise to nearly $17 billion in 2026, providing an important opportunity for secure solutions for crypto hardware wallets, and card-based identity access applications.

In the first quarter of 2023, IDEX Biometrics revenues were $1.2 million, increasing 16% compared to the fourth quarter revenues of $1.1 million. Year-over-year the quarterly revenue growth was 26%. An increasing share of our revenue comes from the card market, and we are expecting the number of active customers in that market to grow throughout 2023.

The gross margin was 26% in the first quarter, compared to a gross margin of 33% in the previous quarter, and first quarter 2022 gross margin of 32%. The sequential decrease in gross margins this quarter was due to product and customer portfolio mix.

Operating expenses, excluding the cost of materials, were $7.4 million in the first quarter of 2023, compared to $7.0 million in the fourth quarter of 2022. Sequentially, the operating expenses were down by $0.3 million when adjusted for $0,7 million government research and development grants for 2022 recognized in the fourth quarter of the year. Compared to first quarter 2022, operating expenses were down by $0.5 million. The cost reductions are mainly related to staff/salary and compensation.

Vince Graziani

Chief Executive Officer

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IDEX Biometrics

IDEX Biometrics is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity. Our solutions bring convenience, security, peace of mind, and seamless user experiences to the world.

Built on patented and proprietary sensor technologies, hardware and software, our biometric solutions target card-based applications for payments and digital authentication. As an industry-enabler we partner with leading card manufacturers and technology companies to bring our solutions to the market.

Products and Technology

Our biometrics technology solutions, the TrustedBio® and TrustedBio Max families of products were specifically designed to enable a seamless user experience for contactless biometric payment transactions while significantly increasing security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (Application Specific Integrated Circuits, executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact-only payment cards across payment networks offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. IDEX Biometrics enables cost effective biometric smart cards with industry-leading performance.

Using our proprietary remote enrollment solutions, cardholders can easily capture and register their fingerprint, and activate their cards remotely without the need to visit a bank branch or ATM, and without communicating sensitive biometric information to third parties. An encrypted template of the fingerprint is stored directly on the card’s secure encryption chip. Therefore, sensitive biometric information is never communicated to third parties or stored in a connected database. We are always committed to investing in patents and other intellectual property protection measures that ensure that our products are, and remain, unique in our target markets.

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Competitive Positioning

Our core competencies are based on proven expertise in biometric applications including integrated system design, biometric algorithm and software development, integrated circuit design and packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry.

Our mission is to enable people to prove their identity in a simple, secure and personal way. To do so, IDEX Biometrics enables digital authentication with biometric fingerprint sensors and related technologies, and applications. We are focusing on biometrically enabled authentication applications, primarily delivered in card form factors with no batteries. Our solution is powered through harvesting energy emitted by point-of-sale terminals, mobile phones or other card reading devices. Our solutions fit in various applications in payments as well as digital identity access and cryptocurrency hard wallets.

The Company’s solutions use a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC, delivering demonstrably superior performance and compelling economics.

Since its inception, the smart card industry has been enabled by a small number of trusted suppliers for secure element encryption chips, including Infineon Technologies, STMicroelectronics, and NXP. IDEX has developed biometric smart card solutions together with technology from both Infineon and STMicroelectronics. This provides biometric smart card manufacturers with solutions enabled by partners they have relied on for more than 25 years.

With our technology solution, our customers benefit from integration opportunities with multiple secure elements, inlay technologies, card manufacturing methods and software operating systems. This provides flexibility to card manufacturers who have established supply chain partners and manufacturing methods. This also provides flexibility to enable solutions globally as our solutions are set up to integrate with the most relevant and highest performing ecosystem partners across geographies and applications.

Our Opportunity

The company’s goal is to enable biometric smart cards with a seamless user experience, at a price point that enables mass market adoption. With the IDEX Biometrics sensor solutions and other technologies we offer a high level of performance at a compelling price point. We

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are positioned to achieve our objective of becoming the leading provider of fingerprint biometric solutions for payment cards and digital authentication applications.

The IDEX Biometrics TrustedBio module is integrated with Infineon Technology AG’s SLC38. SLC38 is the latest generation SE from Infineon, the market leader in secure elements, SEs, for smart cards. IDEX Biometrics is preferred partner member of Infineon’s Security Partner Network, ISPN. We have developed a proprietary card operating system and will use a third-party customized inlay and antenna design, both of which are optimized for the combined TrustedBio and SLC38 reference design. We have achieved ten smart card design wins for this joint reference platform.

The IDEX Biometrics solution can work with multiple secure elements, and we recently announced the advanced solution for biometric smart cards, leveraging the latest secure element from leading semiconductor security provider, STMicroelectronics, fully integrated with ST’s STPay-Topaz-Bio Operating System and payment applets. This high-performance solution includes the ST31N600 secure microcontroller with biometric features, packaged in a single-chip EMV module, and includes a cost-effective enrollment solution.

Note Regarding Global Events

The Covid pandemic and restrictions, the war in Ukraine, and the global economic slowdown led to delays in new initiatives and supply chain issues for many businesses, including IDEX Biometrics, its suppliers and customers.

To reduce the risk of delays and reduce lead time for our customers, IDEX Biometrics has secured allocation and increased our inventory of materials and components such as silicon chips, as well as finished goods.

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Financial review

Statements of profit and loss

For the first quarter ended March 31, 2023, IDEX Biometrics recorded consolidated revenue of $1.2 million. Sequentially, first quarter revenue increased 16% from the fourth quarter of 2022, reflecting the timing of shipments to our two largest customers in the payment card segment. By comparison, first quarter 2022 revenue was $1.0 million for a year-over-year quarterly increase of 26%.

Cost of materials increased sequentially in both dollars and as a percentage of revenue due to a less favorable product mix as compared to the prior quarter. Cost of materials as a percentage of revenue is impacted by product and customer mix as well as increasing costs of wafers, assembly services, and certain components. Gross profit margin, as a percentage of revenue was 26% for the first quarter of 2023, compared to 33% in the fourth quarter of 2022. For the first quarter of 2022, the gross profit margin was 32%.

Compensation and benefits expenses totaled $4.4 million for the first quarter of 2023, flat as compared with the fourth quarter of 2022, and a decrease from $5.0 million for the first quarter of 2022. The year-over-year decrease is due to staff reductions efforts implemented in 2022 offset by increases in variable compensation.

Share-based compensation expense, which is non-cash, totaled $0.4 million for the first quarter of 2023, in contrast to $0.5 million recorded for the first quarter of 2022, primarily because of reduced employer tax expense due to lower share prices in 2023. Quarterly variances in share-based compensation are attributable to the number of subscription rights vesting in the period, and changes in the price of an ordinary share which influences the accrual of estimated employer’s tax which will be due when a subscription right is exercised.

Our staff is made up of employees and individual contractors. On a full-time equivalent (FTE) basis, our staff totaled 98 on March 31, 2023, down from 108 on March 31, 2022, and 99 at the beginning of 2023. The year-over-year decrease of staff reflects the net of personnel additions in marketing and sales, offset by staff reductions in 2022 and attrition in R&D.

Research and development (R&D) expenses, include the external costs of product development, prototype manufacturing, and pre-release product testing. The cost of employees engaged in R&D is included in Compensation and benefits. R&D expenses are

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reported net of earned government grants in support of R&D activities. Timing of the receipt of such grants are generally subject to the completion of qualifying activities. Net R&D expenses totaled $0.9 million for the first quarter of 2023, in contrast to $1.0 million for the first quarter of 2022. These costs are primarily software development costs and costs related to patents and trademarks during the period. Net R&D costs increased sequentially due to government grants in the fourth quarter of 2022 that offset R&D spending.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $2.1 million for the first quarter of 2023, in contrast to $1.9 million for the first quarter of 2022. The increase from the prior year quarter was due to higher selling expense and professional fees partially offset by lower insurance expense and intellectual property costs. Other operating expenses totaled $2.4 million for the fourth quarter of 2022. The sequential decrease was due to lower insurance expense, selling expenses and public company expenses.

Amortization and depreciation charges totaled $0.3 million for the first quarter of 2023, in contrast to $0.4 million for the first quarter of 2022 and $0.3 million for the fourth quarter of 2022. The decreased year-over-year level of depreciation charges is primarily associated with lower depreciation of right-of-use assets.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled income of $0.2 million for the first quarter of 2023, in contrast to expense of $0.1 million recorded for the first quarter of 2022. Net financial items totaled to an income of $0.6 million for the fourth quarter of 2022. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations, mainly British Pounds to the U.S. dollar.

The company recorded a minor amount of income tax expense for the first quarter of 2023 and no income tax expense in the first quarter of 2022. IDEX Biometrics operates at a loss and has a substantial tax loss carryforward position in Norway. As a result, it has not recognized to date any deferred tax assets in its Statements of financial position.

Net loss for the first quarter of 2023 totaled $7.2 million, representing a loss per share of $0.01. In contrast to a net loss of $8.1 million for the first quarter of 2022, representing a loss per share of $0.01, and a net loss of $6.2 million for the fourth quarter of 2022, representing a loss per share of $0.00.

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Statements of Cash Flows

The company incurred an operating cash outflow of $9.0 million for the first quarter of 2023, in contrast to operating cash outflows of $8.4 million for the first quarter of 2022 and $7.2 million for the fourth quarter of 2022. The increased year-over-year cash outflow for the first quarter was due to increases in working capital.

Investing activities (i.e., capital expenditure) were insignificant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights, net of payments associated with lease liabilities, totaled $0.1 million for the first quarter of 2023, in contrast to $0.2 million for the first quarter of 2022.

IDEX Biometrics completed private placement transactions with net proceeds of $14 million, during the fourth quarter of 2022.

The cash balance totaled $7.4 million as of March 31, 2023, in contrast to $25.5 million as of March 31, 2022, and $16.1 million as of December 31, 2022.

Statements of Financial position

The largest assets held on the company’s Statements of financial position as of March 31, 2023, were cash of $7.4 million, inventory of $5.3 million and acquired intangible assets of $2.3 million, representing 34%, 25% and 11% of total assets, respectively.

Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs. The value of self-developed IP is generally not recorded on the Statements of financial position, because it does not satisfy accounting criteria for capitalization.

No development costs were capitalized during the quarter ended March 31, 2023.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $2.5 million as of March 31, 2023, in contrast to $1.5 million as of March 31, 2022, and $2.7 million on December 31, 2022. Other than right-of-use leased assets, Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

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Inventory totaled $5.3 million as of March 31, 2023, in contrast to $2.0 million as of March 31, 2022, and $4.4 million as of December 31, 2022. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates), work-in-progress (primarily incomplete assemblies) and finished goods (completed fingerprint sensing devices available for sale). A large share of the inventories is physically located at the contract manufacturing partners’ sites.

There have been significant and uncertain lead times across the electronics industry in 2022. To reduce the risk of delays and reduce lead time for our customers, IDEX Biometrics has increased inventory of long lead time materials and components such as silicon chips, as well as finished goods.

Customer accounts receivable totaled $1.2 million as of March 31, 2023, in contrast to $1.3 million as of March 31, 2022, and $1.3 million as of December 31, 2022. No customer accounts necessitated a bad debt reserve as of March 31, 2023.

Total short-term liabilities totaled $4.5 million as of March 31, 2023, compared to $3.7 million as of March 31, 2022, and $5.0 million as of December 31, 2022. Variations in short-term liabilities are the result of activity levels such as increased accounts payable levels associated with higher purchases of inventories and the timing of expense accruals and the settlement of payables.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $8.4 million as of March 31, 2023, $4.0 million as of March 31, 2022, and $6.2 million as of December 31, 2022.

As revenues continue to increase, net working capital will increase as levels of inventory and customer accounts receivable. The increase will likely be partially offset by an increase in trade accounts payable.

Equity totaled $16.0 million as of March 31, 2023, in contrast to $31.0 million as of March 31, 2022, and $22.8 million as of December 31, 2022. The change during the periods was primarily the result of the private placement of shares in the fourth quarter of 2022, offset by the net losses in the respective periods.

At the end of 2022, IDEX Biometrics allocated $18.0 million of Paid-in capital against Capital reduction reserve. Total equity was not affected by the allocation.

As of March 31, 2023, the Company had no debt to financial institutions or lenders.

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Liquidity

IDEX incurred an operating cash deficit of $9.0 million for the first quarter of 2023, in contrast to operating cash deficits of $8.4 million for the first quarter of 2022 and $7.2 million for the fourth quarter of 2022.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization.

Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, receipt of inventoried materials, and disbursements to vendors.

The Company incurred net positive capital expenditures of $18 thousand for the first quarter of 2023, due to a credit for purchased equipment. In contrast, capital expenditures were $51 thousand for the first quarter of 2022, and $53 thousand for the fourth quarter of 2022.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $5.1 million as of March 31, 2023, in contrast to $23.8 million as of March 31, 2022, and $13.4 million as of December 31, 2022.

We have incurred significant operating losses and negative cash flows and the Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

U.S. regulatory matters

The Company’s American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) are listed on the Nasdaq Capital Market under the ticker symbol IDBA. In connection with this listing, the Company is subject to securities regulations in the United States.

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Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds beforehand. As of March 31, 2023, IDEX Biometrics continued to be considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants. Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q or current reports on Form 8-K. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities. Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter. As of June 30, 2022, IDEX Biometrics met the annual test against the criteria to remain considered a foreign private issuer.

May 22, 2023

The Board of Directors of IDEX Biometrics ASA

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CONSOLIDATED INTERIM financial INFORMATION

(UNAUDITED)

consolidated statements of PROFIT AND LOSS

consolidated Statements of COMPREHENSIVE Income

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

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CONSOLIDATED Statements of CHANGES IN Equity

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CONSOLIDATED Statements OF Cash FlowS

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Notes to THE CONSOLIDATED interim

financial STATEMENTS

1
The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company's Ordinary Shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. The Company’s American Depositary Shares (“ADSs”), each ADS representing 75 Ordinary Shares, are listed on Nasdaq, under the ticker symbol IDBA.

IDEX Biometrics has wholly owned subsidiaries in the United States, the United Kingdom, and China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2
Basis of preparation and accounting policies

These Consolidated interim financial statements for the three-month period ended March 31, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2022, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2022. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements. The Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

These interim financial statements were approved by the Board of Directors on May 22, 2023.

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Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

The Company's assets primarily consist of cash, working capital, and intangible assets. As of March 31, 2023, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During 2022, the Company has experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. Continued supply chain constraints may further affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s order stock and unit volumes expand.

4
Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable as of March 31, 2023, and December 31, 2022, were $1.2 million and $1.3 million, respectively. There were no contract asset or contract liability balances at either of these dates.

IDEX categorizes customers by geographic region utilizing the addresses to which we invoice our products or services. The Company’s products and service revenue by geographic region is as follows:

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Compensation and benefits

Compensation and benefit expenses consist of costs for direct employees of the Company. Individual contractors are classified as Research and development expenses or Other operating expenses, as applicable.

The table below sets forth the number of employees and individual contractors by their function measured in full-time equivalents (FTE). Certain individuals are contractors because they live in countries in which the Company does not have a business presence.

IDEX Biometrics presents operating expenses by nature, in contrast to function. Accordingly, Compensation and benefits expenses includes the compensation and benefit costs for all employees. Cost of materials, net of inventory change, Research and development expenses, and Other operating expenses do not include the cost of personnel assigned to those activities.

Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and

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recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Norwegian SkatteFUNN grants are recorded in the fourth quarter each year.

7
Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during first quarter 2023, resulting in charges of $26 thousand. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence J. Ciaccia, a member of the Board of Directors, provides to the Company, pursuant to a written agreement, consulting services for a fixed fee of $50 thousand per year.

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Non-current assets

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9
Financial items

Income tax expense

The Company has significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

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Loss per share

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

Shares and subscription rights

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of Ordinary Shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, and the grant expires on the fifth anniversary of the AGM at which the program was approved. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on March 31, 2023, was NOK 1,72 per share.

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The fair value at grant date of a subscription right is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on Ordinary Share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

The Company operates an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Employees make payroll contributions to the ESPP over the course of six-month contribution periods, March-August, and September-February. At the end of each period, they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the contribution period.

The cost of the ESPP is amortized over each contribution period. The cost is based on the contribution amount, the 15% discount, and a Black-Scholes option pricing model at the beginning of the period.

13
Inventory

Inventory, consisting of raw materials (primarily semiconductor components and substrates), work-in-progress, and finished goods (completed fingerprint sensing devices available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are mainly caused by time between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of March 31, 2023, the Company maintained an inventory reserve of $135 thousand.

14
Events after the balance sheet date

The board of directors resolved on May 22, 2023, to issue 1,984,950 incentive subscription rights to new and existing employees and individual contractors of IDEX Biometrics. The grant was made under the Company's 2022 Subscription rights plan. The exercise price of 883,950 subscription rights is NOK 0.93 per share, they vest by 25% per year over four years, and will expire on May 12, 2027. The exercise price of 1,101,000 subscription rights is NOK 0.15 per share, they vest by 50% per year over two years, and will expire on May 12, 2027. Following the grants, there are 84,515,381 incentive subscription rights outstanding.

There have been no events between March 31, 2023, and the approval of these interim financial statements by the board of directors that have had any material impact on the Company’s results for the three months ended March 31, 2023, or the value of the Company’s assets and liabilities as of March 31, 2023.